UNITED STATES OF AMERICA
        Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of NATIONAL FUEL GAS COMPANY HORIZON ENERGY DEVELOPMENT, INC. HORIZON ENERGY HOLDINGS, INC. and its subsidiaries File No. 70-9959 (Public Utility Holding Company Act of 1935)	ELEVENTH CERTIFICATE PURSUANT TO RULE 24

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), its subsidiary, Horizon Energy Development, Inc. (“Horizon”), Horizon’s subsidiary, Horizon Energy Holdings, Inc. (“Holdings”), and Holding’s subsidiaries (“Intermediate Subsidiaries”), in their Application-Declaration on Form U-1, as amended (File No. 70-9959), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-27487, dated December 31, 2001) of the Securities and Exchange Commission (the “Commission”) with respect thereto, and that the following information for the quarter ended September 30, 2004 is herein provided:

1)	A general description of the Development Activities of Horizon or any Intermediate Subsidiary during the quarter and of any exempt wholesale generator or foreign utility company in which National has acquired, directly or indirectly, an ownership interest during the quarter:

Horizon and Intermediate Subsidiaries engaged, directly or indirectly, in one or more of the following Development Activities during the quarter: due diligence and design review; preliminary engineering; preparation of bid proposals, including posting of bid bonds; application for required permits and/or regulatory approvals; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; discussion of financing opportunities with lenders and other third-party investors; and such other preliminary activities as may be required to develop, construct, and operate electric generation plants.

During the quarter, Horizon, through Intermediate Subsidiaries, continued to hold ownership interests in Sofia Energy EAD and Montenero Energia s.r.l. Each of these entities is pursuing a power generation project — Sofia Energy EAD in and around the city of Sofia, Bulgaria, and Montenero Energia s.r.l in the Molise region of Italy near the town of Montenero di Bisaccia.

2)	Information on Project Services (administrative, operating, technical and management services) performed during the quarter:

Company Providing Service	Company Receiving Service	Type of Service	Total Charges*	At Cost or Fair Market Value
Horizon	Horizon Energy Development, s.r.o.	Technical and management services	$29,356 [1]	Fair market value
Horizon Energy Development, s.r.o.	Horizon	Administrative services	$98,146 [2]	Fair market value
Horizon Energy Development, s.r.o.	United Energy, a.s.	Administrative and operating services	$228,941	Fair market value
United Energy, a.s.	Teplarna Liberec, a.s.	Administrative and management services	$118,431	Fair market value

*	Amounts are shown in US$. Original billings may be calculated in Czech Korunas. For the quarter ended September 30, 2004, the average spot exchange rate was CZK25.88/US$1.

[1]	Represents amounts accrued during quarter. Under terms of agreements, billings are submitted on an annual basis at the end of the year.

[2]	Represents amount actually billed for period January 1, 2004 through September 30, 2004.

3)	Information regarding new Intermediate Subsidiaries:

No new Intermediate Subsidiaries were established or acquired during the quarter.

4)	Amount of any Guarantee issued by Horizon or any Intermediate Subsidiary that is not exempt under Rule 45(b) or Rule 52:

Neither Horizon nor any Intermediate Subsidiary issued any such Guarantee during the quarter.

5)	Horizon financial statements:

Horizon’s balance sheet at September 30, 2004 is attached as Exhibit 1, and Horizon’s income statement for the quarter ended September 30, 2004 is attached as Exhibit 2.

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 12th day of November, 2004.

NATIONAL FUEL GAS COMPANY By: /s/ R. J. Tanski R. J. Tanski Treasurer

HORIZON ENERGY DEVELOPMENT, INC. By: /s/ R. J. Tanski R. J. Tanski Secretary and Treasurer

HORIZON ENERGY HOLDINGS, INC. By: /s/ R. J. Tanski R. J. Tanski Secretary and Treasurer